FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of June, 2005

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

          15-5, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan
          -------------------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Ricoh Company, Ltd.
                                                ------------------------------
                                                (Registrant)

                                                By:  /S/  Etsuo Kobayashi
                                                ------------------------------
                                                Etsuo Kobayashi
                                                Executive Vice President
                                                General Manager of
                                                 Personnel Division

June 7, 2005


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
$$/BREAK/SECTION=TX/ELEMENT=1
/NOPRE/NOPOST/NOFOLIO/$$END

(TRANSLATION)
                                                                    June 7, 2005

                                    NOTICE OF
                 105TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder,

The Company would hereby like to inform you that the 105th ordinary general meeting of shareholders will be held as follows, and would be grateful if you could attend the meeting.

Those who will not be able to attend the meeting on the day are kindly requested to consider appended "Reference Material for Exercising Voting Rights" and indicate on the voting form enclosed herewith your approval or disapproval of the matters to be resolved, and return the form bearing your registered seal or signature to us. Your voting right can also be exercised via the Internet (http://www.web54.net). Please submit your voting right no later than Monday, June 27, 2005.

                                    Yours faithfully,
                                    Masamitsu Sakurai, President
                                    Ricoh Company, Ltd.
                                    1-3-6 Nakamagome, Ohta-ku, Tokyo

1. DATE AND TIME:     Tuesday, June 28, 2005, from 10:00 a.m.

2. VENUE:             Ricoh's registered head office:
                      1-3-6 Nakamagome, Ohta-ku, Tokyo

3. MEETING AGENDA:
ITEMS TO BE REPORTED  1.   The Business Report, Consolidated Balance Sheets
                           and Consolidated Statements of Income as well as the results of auditing consolidated financial statements by accounting auditors and the Board of Corporate Auditors for the fiscal year ended
                           March 31, 2005 (April 1, 2004 to March 31,
                           2005).

                      2.   The Non-Consolidated Balance Sheets and
                           Non-Consolidated Statements of Income for the fiscal year ended March 31, 2005, and the acquisition of treasury shares by resolution of the Board of Directors in accordance with the authorization provided in the Company's Articles of Incorporation.

ITEMS TO BE RESOLVED

               Agenda 1:   Approval of the proposed appropriation of
                            retained earnings for the fiscal year

               Agenda 2:   Partial amendment to the Articles of Incorporation
                           Please see appended "Reference Material for Exercising Voting Rights" (pages 31 through 33)

               Agenda 3:   Election of one (1) director

               Agenda 4:   Granting of retirement allowances to retiring
                           directors and a corporate auditor


--------------------------------------------------------------------------------
Shareholders are requested to fill out and submit the appended voting form at the reception desk on the above-mentioned date.

This English translation is an abridged version of the original notice in Japanese. In the event of any discrepancy, the Japanese version shall prevail.

                                      - 1 -
$$/BREAK/$$END

TO OUR SHAREHOLDERS,

I would like to use this opportunity to deliver our business report to thank our shareholders for their continuous support.

        Consolidated net sales of the Ricoh Group in fiscal year 2005 (April 1, 2004 to March 31, 2005) posted Yen 1,814.1 billion, up 1.9% from the previous year,whereas net income fell 9.4% to Yen 83.1 billion from the previous fiscal year due to increased expenses in association with prior, strategic investments, including sales promotion of color machines, a rise in R&D expenses, and scaling down of some optical disk operations, as part of the strategy to select profitable business domains on which management resources are concentrated.

        With regard to dividends, an interim dividend of Yen 10 per share is already disbursed and a dividend of Yen 10 per share at the end of the term will be proposed (total of Yen 20.0 for the fiscal year) at the 105th Ordinary General Meeting of Shareholders.

        With the 15th mid-term business plan to start from fiscal year 2006 (April 1, 2005 to March 31, 2006), the Ricoh Group aims at achieving further growth by reinforcing its corporate competitiveness through "creation of new values for customers" and "establishment of highly efficient management structures" and so respond to shareholders' expectations.

        It is true that there are various uncertain factors such as economic trends and foreign exchange fluctuations, but the Ricoh Group is determined to do the utmost efforts to achieve consolidated net sales of Yen 1.9 trillion and net income of Yen 97 billion in fiscal year 2006.

        We humbly request for your continued support.

Sincerely,


                                                                       June 2005
                                                    Masamitsu Sakurai, President

                                      - 2 -
$$/BREAK/$$END

    Reference Documents Attached to Notice of 105th Ordinary General Meeting
                                of Shareholders

                     BUSINESS REPORT FOR 105TH BUSINESS TERM
                        (April 1, 2004 to March 31, 2005)

(The following is an unofficial English translation of the Reports for the 105th Fiscal Year of the Company. The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)

1.      OPERATING CONDITIONS

(1)     OPERATING PROGRESS AND RESULTS OF THE RICOH GROUP

(a)     Overview

In the fiscal year ended March 31, 2005, the Japanese economy remained steady due to an improvement in corporate earnings and an increase in capital investment. In the U.S., consumer spending and capital investment strengthened, resulting in economy expansion. In Europe, the economy recovered, but the pace was moderate hurt mainly by the strong euro. Meanwhile, the Chinese economy maintained high growth rate as exports and investment in fixed assets continued to increase.

        Under such circumstances, the Ricoh Group strives to engender the trust of more customers and pursues a further growth and development, by providing customers with new values that contribute to higher productivity and knowledge creation at work anytime, anywhere, aiming to achieve its vision of "Becoming No. 1 in the 21st Century." To this end, we proactively promote business activities to provide products and services to customers, who work in a new style through broadband communications anytime, anywhere, as well as those who work at conventional offices.

        In the office equipment business--one of the Ricoh Group's core segments--we have been pursuing "the transition from mere manufacturing and marketing of such equipment as copiers and printers to the solution business to support the customers' business improvement and innovation through the supply of equipment and systems," since the launch of the 13th Medium-term Management Plan.

        We foresee that the customers' requirements to improve and innovate their business will further proliferate. Concurrently, with installation of digital network further prevailing and customer needs for larger volumes of electronic and color processing of information ever increasing, it will become an important issue for the customers to efficiently and effectively manage the input/output, storage and retrieval of TDV (total document volume), comprising not only copying but also printing functions.

        Having recognized this trend, the Ricoh Group has set "the expansion of our profitability by meeting customer needs for TDV" as it major strategy for the 14th Medium-term Business Plan between April 2002 and March 2005. The key elements of the strategy and respective aims are as follows.

(i)     B to C (Black and white to Color) Transition:
        To provide a full line of color products, which are comparable to monochrome models in price and made with space-saving design, and which satisfy the customers' needs not only for replacing monochrome machines but also for color processing of information.

(ii)    Increasing sales of high-speed machines:
        To provide high-speed machines which are competitive in terms of unit price, maintenance cost and reliability, thereby satisfying the customer needs for effective output capability.

                                      - 3 -
$$/BREAK/$$END

(iii)   Providing full printing solutions:
        To offer the best combination of copiers and printers to satisfy the customer needs to further reduce their costs.

        The results of achieving these basic strategies during the 14th Medium-term Business Plan and in the fiscal period under review are as follows.

        Responding to the B to C Transition, we launched new models of color multi-feature machines and color laser printers one after another to reinforce the product lineup. In the fiscal year under review, we introduced a high-speed color multifunction copier/printer, "imagio Neo C600 Series," which produces 45 copies per minute, and color multifunction "imagio Neo C455 Series" machines which feature higher picture quality by using color PxP toner based on Ricoh's unique polymerization method.

        As a result, the Ricoh Group could largely increase the market share in Japan, the U.S. and Europe--major markets for color multifunction copiers.

        In the low-end business printer market, the Ricoh Group released the GELJET printer "IPSiO G Series" in the previous fiscal period, targeting customers planning to replace other vendors' monochrome laser printers and inkjet printers. Featuring high-speed output, high picture-quality on plain paper and low running costs, the machine has earned a high rating as a business-use printer.

        As a result of the Ricoh Group's efforts to increase sales of high-speed machines, high-speed digital multifunction copiers continued to do very well in both the domestic and overseas markets, reinforcing our steady position in the market. Last year, we also introduced high-speed digital multifunction machines that respond to customers' growing awareness of security and environmental protection. In the period under review, we launched the "imagio Neo 753/603 Series" high-speed digital multifunction machines, which feature the world's first function to prevent illegal copying and the highest energy efficiency among this class of machines, which was realized through the use of "QSU," our proprietary energy-saving technology.

        In the printing solutions sector, the Ricoh Group has steadily increased the sales to major customers who are doing business on a global scale, due to their high evaluation of our proposition for minimizing total expenses through optimal combination of copiers and printers, as well as our worldwide service and support networks. In the fiscal period under review, we began offering the remote management service "@Remote," which enables constant monitoring via the Internet of the condition of output machines and their use. This service is aimed at reducing the burden of managing IT-related operations at work and total cost of ownership (TCO), while improving the operational efficiency. We provide this service as part of total support services, which we promote worldwide.

        With the transfer completion on October 1, 2004 of all the shares of Hitachi Printing Solutions, Ltd. to the Ricoh Group, Hitachi Printing Solutions, Ltd. was renamed Ricoh Printing Systems, Ltd. to become a member of the Ricoh Group. We expect synergy effects from combining high-speed, reliability and systems technologies, which this new company has cultivated, with our various technologies for printers and copiers. By leveraging these synergy effects, we will increase product lineups in many fields--ranging from backbone systems to office-use equipment--aiming to further expand our printing business.

        In the fiscal period under review, net sales posted Yen 1,814.1 billion, up 1.9% from the previous year. However, operating income decreased 9.7% to Yen
135.5 billion due to increased expenses in association with prior, strategic investments, including promotion of color machines, a rise in R&D expenses and scaling down of some optical disk operations, as part of the strategy to select profitable business domains on which management resources are concentrated. Profits before tax dropped 5.4% to Yen 135.3 billion. As a result, net income fell 9.4% to Yen 83.1 billion.

                                      - 4 -
$$/BREAK/$$END

(b)     Segment performance

Consolidated sales by category
================================================================================
                                        Sales         Percentage
                Category            (billion yen)      of total       Change(%)
--------------------------------------------------------------------------------
     Imaging Solutions                       715.0          39.4%      -11.0%
--------------------------------------------------------------------------------
     Network Input/Output Systems            670.8          37.0        20.2
--------------------------------------------------------------------------------
     Network System Solutions                205.8          11.3         5.1
--------------------------------------------------------------------------------
Office Equipment Total                     1,591.8          87.7         2.2
--------------------------------------------------------------------------------
Other Businesses                             222.2          12.3        -0.1
--------------------------------------------------------------------------------
Total                                      1,814.1         100.0         1.9
================================================================================
     Japan                                   972.9          53.6         6.4
--------------------------------------------------------------------------------
     Overseas                                841.1          46.4        -2.9
--------------------------------------------------------------------------------
     The Americas                            325.5          17.9        -0.2
--------------------------------------------------------------------------------
     Europe                                  408.9          22.5         1.6
--------------------------------------------------------------------------------
     Others                                  106.6           6.0       -22.4
================================================================================

..       OFFICE EQUIPMENT (up 2.2% year on year to Yen 1,591.8 billion)

In the Office Equipment sector, sales of printing systems, such as multifunctional printers (MFPs) and laser printers, sharply increased. In addition, sales of customer support and service continued to rise in the solutions business. Even though the Ricoh Group's performance was affected by intensified competition, decrease in sales of optical discs and the yen's appreciation against the U.S. dollar, the development and expansion of strategies for our core products proved effective, and sales remained firm in both domestic and overseas markets. As a result, sales of Office Equipment rose 2.2% from the previous year to Yen 1,591.8 billion.

..       Imaging Solutions (down 11.0% year on year to Yen 715.0 billion) As for digital copiers, the Company strengthened its product lineup from standard models to high-speed models. The Company has been continuously launching new color copiers, which are selling well particularly in overseas markets. Due to its strategical shift to printing systems, however, the Company saw sales of Imaging Solutions fall 11.0% from a year earlier to Yen 715.0 billion.

..       Network Input/Output Systems (up 20.2% year on year to Yen 670.8 billion) In the Printing Systems field, the Company introduced new products that feature higher speed, networking, and color technology to increase sales of printing equipment that meets customer needs. With respect to MFPs, domestic models such as "imagio Neo 752/602 series" and color models as "imagio Neo C245" and "imagio Neo C385," and overseas models such as "Aficio 2035/2045 series" and color models as "Aficio 2232C/2238C series" won wide acclaim from customers. As for laser printers, sales of both monochrome and color models advanced domestically and abroad. Ricoh Printing Systems, Ltd.--a new printer company that the Ricoh Group acquired--contributed to the group's earnings. Sales of GELJET printers, cost-effective color printers for office use, also continued to rise.

                Concerning Other I/O Systems, the Company streamlined the optical disc business by reorganizing key models, such as in-house developed drives and part units, other than media.

                As a result, sales of overall Network I/O Systems, for which the Ricoh Group promoted proactive strategies as a key business area, posted Yen 670.8 billion, up 20.2% from the previous year.

..       Network System Solutions (up 5.1% year on year to Yen 205.8 billion)
        Sales from the solutions business, including support and service, continued to increase both in Japan and abroad, as customers welcomed proposals to optimize their total printing costs. Demand for PC servers began to recover in Japan. As a result, sales of Network System Solutions increased 5.1% year on year to Yen 205.8 billion.

                                      - 5 -
$$/BREAK/$$END

..       OTHER BUSINESSES (down 0.1% year on year to Yen 222.2 billion)

In Japan, while sales of measuring equipment in the middle of low-demand period and semiconductors suffering from a lack of demand declined due to weak demand, those of optical equipment and leasing were robust. Overseas, sales dropped affected partly by sales of consolidated subsidiaries, which are engaged in optical (analog camera)-related businesses, in the first half of the term. As a result, sales from Other Businesses fell 0.1% from a year earlier to Yen 222.2 billion.

(2)  PLANT AND EQUIPMENT INVESTMENT AND FUNDING OF THE RICOH GROUP

In the fiscal period under review, the Ricoh Group invested a total of Yen 84.7 billion (including an investment of Yen 23.3 billion by the Company) in plant and equipment, mainly comprising the following.

(a) Major equipment and facility expansions completed during the fiscal year:
           Electronic components plant (Yashiro Plant)
           Equipment-related supplies plant (Numazu Plant)
           Logistics center facilities (Gotenba Plant and Numazu Plant)

(b)     Major equipment and facility expansions in progress in the fiscal year:
           Electronic components plant (Yashiro Plant)
           Equipment-related supplies plant (Numazu Plant)

        Ricoh Leasing Co., Ltd. procured funds amounting to Yen 65.1 billion through borrowings, and Yen 18.0 billion through corporate bond issue.

(3)     TRANSITION OF OPERATING RESULTS AND ASSETS OF THE RICOH GROUP AND THE
        COMPANY

(a)     Transition of operating results and assets of the Ricoh Group

                              (Billions of yen; except for net income per share)
================================================================================
                            Fiscal year    Fiscal year  Fiscal year  Fiscal year
                               ended          ended        ended        ended
          Items             March 2002     March 2003   March 2004   March 2005
--------------------------------------------------------------------------------
Net sales                       1,672.3        1,738.3      1,780.2     1,814.1
--------------------------------------------------------------------------------
Profits before tax                113.9          123.4        143.0       135.3
--------------------------------------------------------------------------------
Net income                         61.6           72.5         91.7        83.1
--------------------------------------------------------------------------------
Net income per share              88.27          99.79       123.63      112.64
--------------------------------------------------------------------------------
Total assets                    1,832.9        1,884.9      1,852.7     1,953.6
--------------------------------------------------------------------------------
Shareholders' equity              633.0          657.5        795.1       862.9
================================================================================

Notes:

1. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S.
2. Net income per share is calculated based on the average number of outstanding common stock during the fiscal year.

                                      - 6 -
$$/BREAK/$$END

(b)      Transition of operating results and assets of the Company

                              (Billions of yen; except for net income per share)
--------------------------------------------------------------------------------
                          Fiscal year  Fiscal year   Fiscal year   Fiscal year
                          ended        ended         ended         ended
        Items             March 2002   March 2003    March 2004     March 2005
--------------------------------------------------------------------------------
Net sales                       860.1        855.0         876.3          897.2
--------------------------------------------------------------------------------
Profits before tax               67.6         68.8          62.5           62.7
--------------------------------------------------------------------------------
Net income                       40.0         42.8          58.5           41.9
--------------------------------------------------------------------------------
Net income per share            57.42        58.75         79.18          56.64
--------------------------------------------------------------------------------
Total assets                    908.0        933.3         937.3          949.5
--------------------------------------------------------------------------------
Shareholders' equity            553.6        596.6         642.4          659.9
--------------------------------------------------------------------------------
Notes:
1. Net income per share is calculated based on the average number of outstanding common stock during the fiscal year, from which the number of shares of treasury stock is deducted.
2. Since fiscal year ended March 2003, the Company has been applying "Accounting Standards for Net Income per Share" (Corporate Accounting Standard No. 2) and "Policies Applied to Accounting Standards Related to Net Income per Share" (Corporate Accounting Standard Application Policy No. 4) in the calculation of net income per share.

(4)     ISSUES THE RICOH GROUP FACES

Now that customers' needs have increasingly diversified, it seems that they are not satisfied with only buying products or receiving specific services.

        The business climate is also uneasy as the competition in the field of colorization of documents and solutions is increasingly intensifying.

        Thus, the market environment is changing dramatically. Meanwhile, the Ricoh Group regards this as golden business opportunities for boosting its profitability, because it has the capability and edge enough to cope with any change. We will strive to pursue and achieve growth and development, by providing ahead of peers products and services that satisfy customers' needs. To this end, we will concentrate on certain fields, further enhance our capability and edge, and create new value for customers.

        Based on this initiative, we set "printing," "emerging markets" and "industries" in the 15th Medium-term Management Plan, which was launched in April 2005, as the fields where we will expand businesses. In order for the Ricoh Group to grow and develop mainly in these fields, we consider it important to strengthen corporate competitiveness through "the creation of new values for customers" and "the establishment of highly efficient management structures."

        To create new values for customers, the Ricoh Group will strive harder than ever before to implement "the customer satisfaction (CS) operation," through which we proactively create new values, while paying special attention to the three customer values: "Simplifying knowledge creation," "Sensitivity to people's needs" and "Sensitivity to the earth." In other words, we will make further efforts to support customers in knowledge creation activities and provide them with technical environment for knowledge creation; to improve user-friendliness for optimal utilization of our products and services; and to supply products and services which will enable customers to contribute to protecting the earth's environment. We will also enhance technical capabilities to produce goods and services based on such new values.

        Moreover, the Ricoh Group will continuously pursue highly efficient management to raise profitability. In addition to boosting profitability of individual businesses by making operational processes more efficient through restructuring, we will improve management efficiency by further thoroughly selecting and concentrating businesses.

                                      - 7-
$$/BREAK/$$END

        The Ricoh Group will proactively invest resultant profits in growth fields and the enhancement of technical power, aiming to increase sales and profits while further raising corporate value.

        We will continue restructuring our management structures to establish the foundation for realizing growth strategies set up in the 15th Medium-term Management Plan. Specifically, we will heighten transparency in management and enhance the management oversight function, by separating "management oversight" and "management/business operations execution." Through these efforts, we will create a tense atmosphere in the execution of management and business operations--the core of corporate management, in order to further improve the quality and speed of management.

2.      CORPORATE PROFILE (as of March 31, 2005)

(1)     MAIN BUSINESS OF THE RICOH GROUP

================================================================================
                         Imaging Solutions

--------------------------------------------------------------------------------
                         Digital copiers, color copiers, analog copiers,
                         printers, facsimile machines, diazo copiers, other
                         equipment, and ancillary supplies and services, etc.
--------------------------------------------------------------------------------
                         Network Input/Output Systems
--------------------------------------------------------------------------------
    Office Equipment     Printing  systems: Multifunction printers
        Business                   (MFPs), laser printers, GELJET
                                   printers, other equipment, and
                                   ancillary supplies, services and
                                   software, etc.

                         Other I/O systems: Optical disks, scanners, etc.
--------------------------------------------------------------------------------
                         Network System Solutions
--------------------------------------------------------------------------------
                         Personal computers, servers, networking equipment,
                         network-related software, application software,
                         services and support, etc.
--------------------------------------------------------------------------------
    Other businesses     Optical equipment, meters, semiconductors, etc.
================================================================================

(2)     PRINCIPAL OFFICES AND PLANTS OF THE RICOH GROUP

(a)     Major domestic offices and plants

====================================================================================================
            The Company (location)                        Subsidiaries, etc. (location)
----------------------------------------------------------------------------------------------------
Head Office (Tokyo)                                Ricoh Optical Industries Co., Ltd. (Iwate Pref.)
----------------------------------------------------------------------------------------------------
Ginza Office (Tokyo)                               Tohoku Ricoh Co., Ltd. (Miyagi Pref.)
----------------------------------------------------------------------------------------------------
Ohmori Office (Tokyo)                              Ricoh Printing Systems, Ltd. (Tokyo)
----------------------------------------------------------------------------------------------------
Ohmori Office 2 (Tokyo)                            Ricoh Elemex Corporation (Aichi Pref.)
----------------------------------------------------------------------------------------------------
Software Research Center (Tokyo)                   Ricoh Tohoku Co., Ltd. (Miyagi Pref.)
----------------------------------------------------------------------------------------------------
Shin-Yokohama Office (Kanagawa Pref.)              Ricoh Sales Co., Ltd. (Tokyo)
----------------------------------------------------------------------------------------------------
Research and Development Center (Kanagawa Pref.)   Ricoh Chubu Co., Ltd. (Aichi Pref.)
----------------------------------------------------------------------------------------------------
Atsugi Plant (Kanagawa Pref.)                      Ricoh Kansai Co., Ltd. (Osaka Pref.)
----------------------------------------------------------------------------------------------------
Hatano Plant (Kanagawa Pref.)                      Ricoh Chugoku Co., Ltd. (Hiroshima Pref.)
----------------------------------------------------------------------------------------------------
Gotenba Plant (Shizuoka Pref.)                     Ricoh Kyushu Co., Ltd. (Fukuoka Pref.)
----------------------------------------------------------------------------------------------------
Numazu Plant (Shizuoka Pref.)                      Ricoh Technosystems Co., Ltd. (Tokyo)
----------------------------------------------------------------------------------------------------
Fukui Plant (Fukui Pref.)                          NBS Ricoh Co., Ltd. (Tokyo)
----------------------------------------------------------------------------------------------------
Ikeda Plant (Osaka Pref.)                          Ricoh Logistics System Co., Ltd. (Tokyo)
----------------------------------------------------------------------------------------------------
Yashiro Plant (Hyogo Pref.)                        Ricoh Leasing Co., Ltd. (Tokyo)
====================================================================================================

                                      - 8 -
$$/BREAK/$$END

(b)     Major overseas offices

====================================================================================================
            Subsidiaries, etc. (location)                 Subsidiaries, etc. (location)
----------------------------------------------------------------------------------------------------
RICOH CORPORATION (U.S.A)                          RICOH ELECTROICS, INC. (U.S.A)
----------------------------------------------------------------------------------------------------
LANIER WORLDWIDE, INC. (U.S.A)                     RICOH UK PRODUCTS LTD. (U.K)
----------------------------------------------------------------------------------------------------
RICOH EUROPE B.V. (Netherlands)                    RICOH INDUSTRIE FRANCE S.A.S. (France)
----------------------------------------------------------------------------------------------------
NRG GROUP PLC (U.K)                                RICOH ASIA INDUSTRY (SHENZHEN) LTD. (China)
----------------------------------------------------------------------------------------------------
RICOH CHINA CO., LTD. (China)                      SHANGHAI RICOH FACSIMILE CO., LTD. (China)
----------------------------------------------------------------------------------------------------
RICOH ASIA PACIFIC PTE. LTD. (Singapore)
====================================================================================================

(3)     SHAREHOLDERS' EQUITY

(a)     Total number of shares
                                   Authorized:             993,000,000
                                   Issued:                 744,912,078

(b)     Number of shareholders at year-end:                     48,138

(c)     Major shareholders

========================================================================================================
                                                    The shareholders' stake   The Company's stake in the
                                                         in the Company              shareholders
                                                   -----------------------------------------------------
                                                    Thousands    Percentage   Thousands     Investment
                                                    of shares    of voting    of shares        ratio
                       Name                                        rights
--------------------------------------------------------------------------------------------------------
Master Trust Bank of Japan, Ltd. (Trust Account)         89,150        12.25           -             -
--------------------------------------------------------------------------------------------------------
Japan Trustee Services Bank, Ltd. (Trust Account)        61,447         8.44           -             -
--------------------------------------------------------------------------------------------------------
Nippon Life Insurance Company                            31,262         4.29           -             -
--------------------------------------------------------------------------------------------------------
UFJ Bank Ltd.                                            18,942         2.60           -             -
--------------------------------------------------------------------------------------------------------
Nipponkoa Insurance Co., Ltd.                            18,171         2.50          55          0.01
--------------------------------------------------------------------------------------------------------
The Bank of Tokyo-Mitsubishi, Ltd.                       16,028         2.20           -             -
--------------------------------------------------------------------------------------------------------
The New Technology Development Foundation                15,839         2.18           -             -
--------------------------------------------------------------------------------------------------------
The Chase Manhattan Bank N.A. London                     14,920         2.05           -             -
--------------------------------------------------------------------------------------------------------
State Street Bank and Trust Company                      12,343         1.70           -             -
--------------------------------------------------------------------------------------------------------
The Chase Manhattan Bank                                 10,277         1.41           -             -
    N.A. London S.L. Omnibus Account
========================================================================================================

Note:

1.      Major shareholders are those listed as of March 31, 2005.
        The details of UFJ Bank Ltd.'s stake as of the end of March 2005 are the following:

        UFJ Bank Ltd.:                        9,145,000 shares
        UFJ Equity Investments Co., Ltd:      9,797,000 shares

2. In addition to the above, stakes in the Company include 1,000,000 shares (0.14%) that Nipponkoa Insurance Co., Ltd. owns and has entrusted with Master Trust Bank of Japan, Ltd. These shares are registered in the name of Masters Trust Bank of Japan, Ltd. as the owner, but Nipponkoa Insurance Co., Ltd. reserves the right to instruct on exercising voting rights on these shares.

                                      - 9 -
$$/BREAK/$$END

(d)     Breakdown of shareholders

--------------------------------------------------------------------------------
                              Thousands of       Number of          Investment
        Category              shares held       shareholders          ratio
--------------------------------------------------------------------------------
Financial institutions           378,921                240              50.87
--------------------------------------------------------------------------------
Securities companies               7,153                 62               0.96
--------------------------------------------------------------------------------
Other domestic companies          33,048                776               4.44
--------------------------------------------------------------------------------
Foreign corporate
 investors                       253,608                619              34.04
--------------------------------------------------------------------------------
Individual investors
 and others                       62,064             46,440               8.33
--------------------------------------------------------------------------------
Treasury stock                    10,116                  1               1.36
--------------------------------------------------------------------------------
Total                            744,912             48,138             100.00
--------------------------------------------------------------------------------

(4)     ACQUISITION, DISPOSAL AND OWNERSHIP OF SHARES OF TREASURY STOCK

(i)     Acquired shares:
              Common shares                    5,429,557 shares
              Total acquisition cost           Yen 10,624 million
              Of the above, shares were purchased by resolution of the 104th Ordinary Meeting of Shareholders based on authorization of the Articles of Incorporation The reason for the purchase: in order to realize a flexible capital strategy to comply with changes in the business environment as follows:
              Common shares                    5,113,000 shares
              Total amount of acquisition      Yen 9,986 million

(ii)    Disposed shares:
              Common shares                    1,330,510 shares
              Total disposal cost              Yen 2,641 million

(iii)   Shareholdings at year-end:
              Common shares                    10,116,234 shares

(5)     EMPLOYEES OF THE RICOH GROUP AND THE COMPANY

(a)     Employees of the Ricoh Group
--------------------------------------------------------------------------------
                        Office equipment    Other     Common businesses
     Classification         business      businesses    in the group      Total
--------------------------------------------------------------------------------
   Number of employees       69,018         5,130          949           75,097
--------------------------------------------------------------------------------

(b)     Employees of the Company
--------------------------------------------------------------------------------
                         Change from previous                    Average length
    Number of employees       fiscal year        Average age      of service
--------------------------------------------------------------------------------
          11,388            Decrease of 176         40.6               17.4
--------------------------------------------------------------------------------

                                     - 10 -
$$/BREAK/$$END

(6)     STATUS OF CONSOLIDATION

(a)     Major consolidated subsidiaries

==============================================================================================================
                                                     Percentage
                                                     of voting
             Name                 Paid-in capital      rights              Principle business
--------------------------------------------------------------------------------------------------------------
Tohoku Ricoh Co., Ltd.          2,272  million JPY     100.00%   Manufacture of copiers and IT equipment
------------------------------------------------------------------------------------------------------------
Ricoh Elemex Corporation        3,456  million JPY      55.76    Manufacture of copiers and IT equipment
------------------------------------------------------------------------------------------------------------
Ricoh Printing Systems, Ltd.    5,000  million JPY     100.00    Manufacture and marketing of IT equipment
------------------------------------------------------------------------------------------------------------
Ricoh Sales Co., Ltd.           622    million JPY     100.00    Marketing of copiers and IT equipment
------------------------------------------------------------------------------------------------------------
Ricoh Technosystems Co., Ltd.   1,000  million JPY     100.00    Marketing of IT equipment;  maintenance
                                                                 of copiers and IT equipment
------------------------------------------------------------------------------------------------------------
Ricoh Kansai Co., Ltd.          700    million JPY     100.00    Marketing of copiers and IT equipment
------------------------------------------------------------------------------------------------------------
Ricoh Leasing Co., Ltd.         7,896  million JPY     51.11     General leasing
------------------------------------------------------------------------------------------------------------
RICOH CORPORATION               286    million USD     100.00    Marketing of copiers, IT equipment and
                                                                 optical machines
------------------------------------------------------------------------------------------------------------
LANIER WORLDWIDE, INC.          256    million USD     100.00    Marketing of copiers and IT equipment
------------------------------------------------------------------------------------------------------------
RICOH EUROPE B.V.               17     million EUR     100.00    Marketing of copiers,  IT equipment and
                                                                 optical machines
------------------------------------------------------------------------------------------------------------
NRG GROUP PLC                   49     million GBP     100.00    Marketing of copiers and IT equipment
==============================================================================================================

Note:
The respective percentage of total investment ratio for Ricoh Elemex Corporation, Ricoh Leasing Co., Ltd. and Lanier Worldwide, Inc. include voting rights of those shares held by subsidiaries.

(b)     Consolidations
To enhance the printer business, the Company made Ricoh Printing Systems, Ltd. a subsidiary in October 2004 through the acquisition of shares.

        In January 2005, Ricoh Sales Co., Ltd. was established through the merger of five sales companies: Tokyo Ricoh Co., Ltd., Kanagawa Ricoh Co., Ltd., Chiba Ricoh Co., Ltd., Saitama Ricoh Co., Ltd. and Nishi Tokyo Ricoh Co., Ltd., to consolidate a framework to provide optimal solutions, marketing and services, as well as increase competitiveness.

(c)     Result of consolidation
As of the end of fiscal year under review, the Ricoh Group had 285 consolidated subsidiaries and 62 affiliates accounted for under the equity method. Results of consolidation were as stated in "1. Operating Results, (3) Transition of operating results and assets of the Ricoh Group and the Company, (a) Transition of operating results and assets of the Ricoh Group."

                                     - 11 -
$$/BREAK/$$END

(7)     DIRECTORS AND CORPORATE AUDITORS

============================================================================================================
                                 Position or principal duty                                 Name
------------------------------------------------------------------------------------------------------------
President and Representative                                                           Masamitsu Sakurai
Director

Deputy President and
Representative Director:         Management Strategy, Personnel                        Tatsuo Hirakawa

Executive Managing Director:     Supervision of Office Equipment Business, Corporate   Koichi Endo
                                 Planning, Corporate Communications, SCM Structural
                                 Reform, Legal Affairs and Intellectual Property,
                                 Public Relations

Executive Managing Director:     Domestic Marketing, CSR, Social Contribution          Masayuki Matsumoto

Executive Managing Director:     Overseas Marketing; General Manager of Overseas       Katsumi Yoshida
                                 Business Group

Managing Director:               CS, Quality; General Manager of Management Quality    Makoto Hashimoto
                                 Control Division

Managing Director:               Research and Development, Environment; General        Kiyoshi Sakai
                                 Manager of Research and Development, Head of Group
                                 Technology Planning Office

Managing Director:               Production Technology Strategy                        Takashi Nakamura

Managing Director:               Image Engine/Solutions Development; General Manager   Shiro Kondoh
                                 of MFP Division

Managing Director:               Sales in Europe                                       Kazuo Togashi

Managing Director:               Domestic Marketing; General Manager of Marketing      Kazunori Azuma
                                 Group

Managing Director:               Finance Solutions                                     Yuji Inoue

Managing Director:               Business Management, Internal Control, Accounting     Zenji Miura
                                 and Finance, IR; General Manager of Accounting
                                 Division

Director:                        Information Communication Business, Technological     Nobuo Mii
                                 Matters; Managing Partner of Ignite Group

Corporate Auditor:               (Full-time)                                           Hisaaki Koga

Corporate Auditor:               (Full-time)                                           Hideyuki Takamatsu

Corporate Auditor:               (Full-time)                                           Koji Tomizawa

Corporate Auditor:               President of Matsuishi Law Office                     Kenji Matsuishi

Corporate Auditor:               President and Representative Director of Sanai-oil    Takehiko Wada
                                 Co., Ltd.
============================================================================================================

Notes:
1. Changes of directors took place in the fiscal year under review as follows:

                June 2004: Takashi Nakamura, Yuji Inoue and Zenji Miura were appointed as Managing Directors.
                June 2004: Koji Tomizawa was appointed as Corporate Auditor. June 2004: Hiroshi Hamada retired from Chairman and
                           Representative Director.
                June 2004: Haruo Kamimoto retired from Deputy President and
                           Representative Director.
                June 2004: Josei Itoh retired from Director.
2. Director Nobuo Mii is an external director appointed under Article 188 Paragraph 2 Item 7-2 of the Commercial Code.
3. Corporate Auditor Kenji Matsuishi is an external corporate auditor as stipulated in Article 18 Paragraph 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Kabushiki Kaisha.

                                     - 12 -
$$/BREAK/$$END

(8)     REMUNERATION, ETC. TO BE PAID TO ACCOUNTING AUDITORS

Remuneration, etc. to be paid to the accounting auditor KPMG AZSA & Co. by the Company and its subsidiaries are as follows:

(i)     Total sum of remuneration, etc. to be paid to the accounting auditor by
        the Company and its subsidiaries, etc.:     Yen 543 million

(ii) Of the amount of (i) above, total sum of remuneration, etc. to be paid for the audit certificate services provided in Article 2 Paragraph 1 of
        the Certified Public Accountants Law:       Yen 194 million

(iii)   Of the amount of (ii) above, total sum of remuneration, etc. to be paid
        by the Company to the accounting auditor:   Yen 72 million

Note:
In the audit contract signed between the Company and the accounting auditor, there is no classification between remuneration for audit services pursuant to the Law for Special Exceptions to the Commercial Code Concerning Audit, etc.,of Kabushiki Kaisha and that in accordance with the Securities and Exchange Law. Accordingly, the amount of (iii) above represents the sum of these remunerations.

3.      SUBSEQUENT EVENTS

There were no significant subsequent events.

                                     - 13 -
$$/BREAK/$$END

CONSOLIDATED BALANCE SHEETS (as of March 31, 2005)

                                                         Millions of yen
                                                   ----------------------------
                                                         As of March 31,
                                                   ----------------------------
                                                        2005             2004
                                                   -------------- -------------

ASSETS
Current Assets:
   Cash and cash equivalents                           186,857          203,039
   Time deposits                                         1,454              962
   Marketable securities                                   138           45,124
   Trade receivables:
     Notes                                              75,233           76,499
     Accounts                                          396,150          362,784
     Less- Allowance for doubtful receivables          (17,451)         (17,039)
     Short-term lease receivables, net                 166,636          154,122
           Total trade receivables                     453,932          422,244
   Inventories:
     Finished goods                                    109,224          100,154
     Work in process and raw materials                  58,141           45,215
           Total inventories                           167,365          145,369
   Deferred income taxes and other                      53,365           55,079
           Total Current Assets                      1,029,747        1,025,939
Fixed Assets:
   Property, Plant and Equipment, at cost:
     Land                                               43,077           43,423
     Buildings                                         203,537          200,844
     Machinery and equipment                           643,386          653,467
     Construction in progress                           18,720           10,629
     Less- Accumulated depreciation                   (661,310)        (669,651)
           Total                                       247,410          238,712
   Investment and other assets:
     Finance receivables                               391,947          359,925
     Investment securities                              31,154           21,871
     Investment in and advances to affiliates           49,316           46,967
     Goodwill                                           47,502           25,298
     Other intangible assets                            69,414           43,233
     Lease deposits and other                           87,179           90,848
           Total investment and other assets           676,512          588,142
              Total Fixed Assets:                      923,922          826,854
                                                   -------------- -------------
                       Total Assets                  1,953,669        1,852,793
                                                   ============== =============
                                     - 14 -
$$/BREAK/$$END

CONSOLIDATED BALANCE SHEETS (as of March 31, 2005)

                                                         Millions of yen
                                                   ----------------------------
                                                         As of March 31,
                                                   ----------------------------
                                                        2005             2004
                                                   -------------- -------------
LIABILITIES
Current Liabilities:
   Short-term borrowings                                 38,710          68,952
   Current maturities of long-term indebtedness         144,808          82,210
   Trade payables:
     Notes                                               29,686          29,937
     Accounts                                           306,813         267,735
      Total trade payables                              336,499         297,672
   Accrued income taxes                                  24,074          25,050
   Accrued expenses and other                           127,423         133,544
           Total Current Liabilities                    671,514         607,428
Long-term Liabilities:
   Long-term indebtedness                               226,567         281,570
   Accrued pension and severance costs                   92,672          83,492
   Deferred income taxes                                 48,767          36,295
           Total Long-term Liabilities:                 368,006         401,357
              Total Liabilities                       1,039,520       1,008,785

Minority Interests                                       51,151          48,877
Shareholders' Investment:
   Common stock                                         135,364         135,364
   Additional paid-in capital                           186,551         186,599
   Retained earnings                                    584,515         515,372
   Accumulated other comprehensive income (loss)        (21,963)        (30,272)
   Treasury stock                                       (21,469)        (11,932)

      Total shareholders' investment                    862,998         795,131
                                                   -------------- -------------
           Total Liabilities, Minority Interests
                and Shareholders' Investment          1,953,669       1,852,793
                                                   ============== =============

                                     - 15 -
$$/BREAK/$$END

CONSOLIDATED STATEMENTS OF INCOME (from April 1, 2004 to March 31, 2005)

                                                          Millions of yen
                                                    ----------------------------
                                                    For the year ended March 31,
                                                    ----------------------------
                                                         2005             2004
                                                    -------------- -------------
Net sales                                             1,814,108       1,780,245
Cost of sales                                         1,059,531       1,014,619
   Gross profit                                         754,577         765,626
Selling, general and administrative expenses            619,071         623,935
Transfer to the government of the substitutional
  portion of Employees' Pension Fund:
   Settlement loss                                            -          48,657
   Subsidy from government                                    -         (56,972)
   Operating income                                     135,506         150,006

Other (income) expenses:
   Interest and dividend income                           2,240           1,925
   Interest expenses                                     (4,684)         (5,290)
   Foreign currency exchange gain and loss, net           1,547          (6,136)
   Others, net                                              774           2,558
      Total other (income) expenses                        (123)         (6,943)
Income before minority interests, equity in earnings
  of affiliates and cumulative effect of accounting
  change                                                135,383         143,063
Provision for income taxes:
   Current                                               39,281          53,303
   Deferred                                              11,353           3,338
      Total income taxes                                 50,634          56,641
Minority interests                                       (4,726)         (4,094)
Equity in earnings of affiliates                          3,120           2,065
   Income before cumulative effect of accounting
    change                                               83,143          84,393
Cumulative effect of accounting change, net of tax            -           7,373
   Net income                                            83,143          91,766
                                                    ============== ============

                                     - 16 -
$$/BREAK/$$END

ACCOUNTING POLICIES REGARDING THE PREPARATION OF
CONSOLIDATED FINANCIAL STATEMENTS

SCOPE OF CONSOLIDATION

1.      ITEMS RELATED TO SCOPE OF CONSOLIDATION

(1)     NUMBER OF CONSOLIDATED SUBSIDIARIES: 285 COMPANIES

The name of major consolidated subsidiaries can be found in 2. Corporate Profile, (6) Status of consolidation.

(2)     MAJOR NON-CONSOLIDATED SUBSIDIARIES

Edisys Co., Ltd., others
Non-consolidated subsidiaries are all small-scale entities with net sales, net income/loss and retained earnings insignificant for the Company. As such, their non-inclusion in scope of consolidation does not significantly affect the Company's consolidated financial statements.

2.      APPLICATION OF THE EQUITY METHOD

(1) NUMBER OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES TO WHICH THE EQUITY METHOD IS APPLIED: 62 COMPANIES

Name of major non-consolidated subsidiaries and affiliates to which the equity method is applied: Coca-Cola West Japan Co., Ltd., others

(2) There are no non-consolidated subsidiaries or affiliates to which the equity method is not applied.

SIGNIFICANT ACCOUNTING POLICIES

1.      BASIS FOR PREPARING CONSOLIDATED FINANCIAL STATEMENTS

The consolidated statutory report including consolidated balance sheets and consolidated statements of income has been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S.GAAP"), in compliance with Article 179, Section 1 of the Commercial Code Enforcement Regulations. However, in compliance with the article, certain disclosure that is required on the basis of U.S.GAAP is omitted.

2.      ACCOUNTING POLICY FOR SECURITIES

The Company's evaluation for securities is in conformity with Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," of the U.S. Financial Accounting Standards Board (FASB). Securities held by the Company and its consolidated subsidiaries are classified mainly as available-for-sale securities.

        Those available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss).

3.      ACCOUNTING POLICY FOR INVENTORIES

Inventories are stated principally at the lower of cost or market using the gross average method.

4.      DEPRECIATION AND AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT:

Depreciated principally by using the declining-balance method. Meanwhile, most of overseas subsidiaries use the straight-line method.

                                     - 17 -
$$/BREAK/$$END

5.      GOODWILL AND OTHER INTANGIBLE FIXED ASSETS:

Goodwill and intangible assets that have indefinite useful lives are not amortized but tested at least annually for impairment, in accordance with the FASB Statement No. 142, "Goodwill and Other Intangible Assets." Other intangible fixed assets that have definite useful lives are depreciated by using the straight-line method.

6.      BASIS FOR PROVISION OF RESERVES

(1)     ALLOWANCE FOR DOUBTFUL ACCOUNTS:

To prepare for losses incurred by bad debts, potential loss is calculated by taking historical loss ratio and recoverability of loans to and receivables from a certain customer. The estimated allowance for doubtful accounts is calculated based on the past loan losses in consideration of current economic conditions. For receivables in arrears, special estimated allowance for doubtful accounts is set aside.

(2)     RESERVE FOR RETIREMENT ALLOWANCES:

The measurement of pension costs and liabilities is determined in accordance with SFAS No.87, "Employers' Accounting for Pensions." Under SFAS 87, changes in the amount of either the projected benefit obligation or plan assets resulting from actual results different from that assumed and from changes in assumptions can result in gains and losses not yet recognized in the consolidated financial statements. Amortization of an unrecognized net gain or loss is included as a component of the net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or (2) the fair value of that plan's assets. In such case, the amount of amortization recognized is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan.

7. The consumption tax and the local consumption tax are excluded from profits and losses.

NOTES TO CONSOLIDATED BALANCE SHEETS

1. Allowance for doubtful accounts related to short-term lease receivables and
   lease receivables:                                         Yen 16,566 million
2. Other accumulated comprehensive income (loss) includes foreign currency translation adjustments, unrealized gain (loss) on securities, unrealized gain (loss) on derivatives, and the minimum pension liability adjustment.
3. Pledged assets:                                             Yen 3,312 million
4. Guarantee obligation:                                         Yen 230 million
5. The amounts are rounded to the next million.

NOTES TO CONSOLIDATED STATEMENTS OF INCOME

1. Net income per share                                               Yen 112.64

2.       The amounts are rounded to the next million.

                                     - 18 -
$$/BREAK/$$END

 [English Translation of the Auditors' Report Originally Issued in the Japanese
                                   Language]

                           INDEPENDENT AUDITORS REPORT
                           ---------------------------

                                                                  April 25, 2005

The Board of Directors
Ricoh Company, Ltd.

                                              KPMG AZSA & Co.
                                              Tetsuzo Hamajima (Seal),
                                              Designated and Engagement Partner
                                              Certified Public Accountant

                                              Mikihiro Himeno (Seal),
                                              Designated and Engagement Partner
                                              Certified Public Accountant

We have audited the consolidated statutory report, that is the consolidated balance sheet and the consolidated statement of income of Ricoh Company, Ltd. for the 105th business year (from April 1, 2004 to March 31, 2005) in accordance with Article 19 -2(3) of the "Law for Special Exceptions to the Commercial Code Concerning Audits, etc., of Kabushiki Kaisha." The consolidated statutory report is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing accounting principles used, the method of their application and estimates made by management as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company's majority-owned subsidiaries.

As a result of the audit, in our opinion, the consolidated statutory report referred to above presents fairly the consolidated results of their operations in conformity with related laws and regulations and the Articles of Incorporation of the Company.

No conflict of interest as defined by the Accounting Law exists between Ricoh Company, Ltd. Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Our firm has been providing recurring services described in Article 2(2) of the "Certified Public Accounts Law of Japan" to the Company, which are not considered prohibited services to an audit client.

                                     - 19 -

$$/BREAK/$$END

Transcript of Corporate Auditor's Report on Consolidated Financial Statements (originally issued in Japanese)

         CORPORATE AUDITOR'S REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

The Board of Corporate Auditors discussed with each Corporate Auditor concerning the consolidated financial statements (the consolidated balance sheet and the consolidated statement of income) of Ricoh Company, Limited for the 105th business year (from April 1, 2004 to March 31, 2005). Upon discussion, the board prepared this audit report as follows.

1. OUTLINE OF CORPORATE AUDITORS' AUDIT METHODS

In accordance with an audit policy prescribed by the Board of Corporate Auditors, each Corporate Auditor received reports on the consolidated financial statements from the Directors, internal audit division, other administrative divisions and Account Auditors to audit them.

2. AUDIT RESULTS

We regard that the audit methods and results by KPMG AZSA & Co. are appropriate.

April 26, 2005

                          The Board of Corporate Auditors, Ricoh Company Limited

                                                   Full-time corporate auditors:
            Hisaaki Koga (Seal), Hideyuki Takamatsu (Seal), Koji Tomizawa (Seal)

                                                             Corporate auditors:
                                    Kenji Matsuishi (Seal), Takehiko Wada (Seal)

Note: Corporate auditors Kenji Matsuyoshi and Takehiko Wada are external auditors in accordance with Article 18 Item 1 of the Law for Special Exceptions to the Commercial Code Concerning Audits, etc., of Kabushiki Kaisha.

                                     - 20 -
$$/BREAK/$$END

 NON-CONSOLIDATED BALANCE SHEETS (as of March 31, 2005)

                                                     Millions of yen
                                         --------------------------------------
                                                     As of March 31,
                                         --------------------------------------
                                              2005                     2004
                                         -------------            -------------
ASSETS
Current Assets:
   Cash on hand and in bank                     10,148                   14,687
   Notes receivable - trade                      7,983                    7,345
   Accounts receivable - trade                 213,503                  209,588
   Marketable securities                       128,186                  211,045
   Finished goods                               29,336                   24,043
   Raw materials                                 3,665                    2,934
   Work in progress                              6,348                    6,286
   Supplies                                      6,924                    6,448
   Short-term loans receivable                  33,753                   27,213
   Deferred tax assets                          11,706                   17,415
   Accounts receivable - other                  29,510                   14,551
   Other current assets                          5,493                    4,393
   Allowance for doubtful accounts              (1,492)                  (1,965)
           Total Current Assets                485,067                  543,987
Fixed Assets:
   Tangible fixed assets:
     Buildings                                  40,423                   41,503
     Structures                                  1,783                    1,752
     Machinery and equipment                    18,422                   18,619
     Vehicles                                       12                       15
     Tools                                      17,521                   19,044
     Land                                       25,980                   26,023
     Construction in progress                    4,806                    3,570
       Total tangible fixed assets             108,949                  110,528
   Intangible fixed assets:
     Leasehold right and others                  9,203                    9,296
     Software                                   21,741                   17,597
       Total Intangible fixed assets            30,945                   26,893
   Investments and Other Assets:
     Investment securities                      28,058                   19,116
     Investment security in subsidiaries
      and affiliates                           184,437                  138,681
     Investment in subsidiaries and
      affiliates                                28,440                   19,055
     Long-term loans receivable                 70,170                   61,669
     Deferred tax assets                         7,073                   10,913
     Lease deposit                               6,515                    5,930
     Other investments                           2,582                    3,358
     Allowance for doubtful accounts            (2,693)                  (2,824)
       Total investments and other assets      324,584                  255,901
              Total Fixed Assets               464,480                  393,323
                                         -------------            -------------
                       Total Assets            949,547                  937,310
                                         =============            =============

                                     - 21 -
$$/BREAK/$$END

NON-CONSOLIDATED BALANCE SHEETS (as of March 31, 2005)

                                                     Millions of yen
                                         --------------------------------------
                                                     As of March 31,
                                         --------------------------------------
                                              2005                     2004
                                         -------------            -------------
LIABILITIES
Current Liabilities:
   Notes payable - trade                         6,033                    4,156
   Accounts payable - trade                    109,598                   99,181
   Bonds due within one year                    40,000                        -
   Accounts payable - other                     13,650                   13,674
   Accrued expenses                             34,872                   43,805
   Income tax payable, etc.                      3,061                    6,146
   Reserve for bonuses                          11,855                   13,873
   Warranty reserve                                389                      330
   Other current liabilities                     6,427                    5,958
         Total Current Liabilities             225,887                  187,125
Long-term Liabilities:
   Bonds                                        60,000                  100,000
   Long-term accounts payable - other            2,810                    6,445
   Reserve for retirement allowances               352                      341
   Reserve for directors' retirement
    bonuses                                        519                      982
         Total Long-term Liabilities            63,683                  107,769
              Total Liabilities                289,571                  294,895

(Shareholders' Equity)
Common Stock                                   135,364                  135,364
Capital Surplus:
   Additional paid-in capital                  179,522                  179,522
   Other capital surplus                             -                        0
           Total Capital Surplus               179,522                  179,522
Retained Earnings
   Legal reserve                                14,955                   14,955
   Reserve for deferral of capital gain
    on property                                    574                      600
   Reserve for special depreciation                802                      499
   Reserve for warranty on computer
    programs                                       218                      304
   Reserve for social promotion                    112                      110
   General reserve                             301,350                  260,350
   Unappropriated retained earnings             42,392                   58,478
           Total Retained Earnings             360,404                  355,298
Net unrealized holding gains on
 securities and others                           4,598                    4,161
Treasury stock                                 (19,914)                 (11,932)
              Total Shareholders' Equity       659,975                  642,415
                                         -------------            -------------
                   Total Liabilities and
                   Shareholders' Equity        949,547                  937,310
                                         =============            =============

                                     - 22 -
$$/BREAK/$$END

NON-CONSOLIDATED STATEMENTS OF INCOME (from April 1, 2004 to March 31, 2005)

                                                     Millions of yen
                                         --------------------------------------
                                               For the year ended March 31,
                                         --------------------------------------
                                              2005                     2004
                                         -------------            -------------
Ordinary Income and Loss
Operating income and expenses
Operating income:                              897,217                  876,366
   Net sales                                   897,217                  876,366
Operating expenses:                            840,355                  814,204
   Cost of sales                               619,968                  600,991
   Selling, general and administrative
    expenses                                   220,387                  213,213
      Total operating income                    56,861                   62,161
Non-operating income and expenses
Non-operating income:
   Interest and dividend income                  6,625                    6,131
   Other revenue                                 5,199                    3,633
           Total non-operating revenue          11,824                    9,765
Non-operating expenses:
   Interest expenses                             1,474                    1,475
   Other expenses                                44,77                    7,938
           Total non-operating expenses          5,952                    9,414
Ordinary income                                 62,733                   62,513
Extraordinary Income and Loss
Extraordinary income:
   Gain on exemption from the obligation
    for benefits related to
    substitutional portion of Employees'
    Pension Fund                                     -                   26,949
   Gain on transfer of securities to an
    employee retirement benefit trust                -                    2,691
   Gains on sales of subsidiary shares               -                      572
   Gains on settlement of qualified
    pension plan                                     -                        6
           Total extraordinary income                -                   30,219
    Net income before taxes                     62,733                   92,732
    Corporate, inhabitant and enterprise
     taxes                                      11,500                   21,100
    Corporate and other tax adjustments          9,250                   13,037
    Net income                                  41,983                   58,595
    Profit carried over                          9,630                    5,736
    Reversal of reserve for social
     contribution                                   88                       89
    Loss on disposal of treasury stock           1,922                        -
    Interim cash dividends                       7,387                    5,943
    Unappropriated retained earnings for
     the year                                   42,392                   58,478
                                         =============            =============

                                     - 23 -
$$/BREAK/$$END

I.      SIGNIFICANT ACCOUNTING POLICIES

1.      ACCOUNTING POLICY FOR SECURITIES

(1)     SECURITIES OF SUBSIDIARIES AND AFFILIATES

Securities of subsidiaries and affiliates are stated at cost based on the moving average method.

(2)     OTHER SECURITIES

Marketable securities:     Marked to market based on the market price at the end
                           of the term and other factors (accounting for all valuation differences with the full capital injection method; the cost of securities sold is valued at moving average cost).

Non-marketable securities: Stated at cost based on the moving average method.

2.      ACCOUNTING POLICY FOR INVENTORIES

Inventories are stated principally at the lower of cost or market using the gross average method.

3.      ACCOUNTING POLICY FOR DERIVATIVES

Derivatives are stated at market value.

4.      DEPRECIATION AND AMORTIZATION

(1)     TANGIBLE FIXED ASSETS:

Depreciated by using the declining-balance method.
        Buildings (excluding fixtures) acquired after April 1, 1998 are depreciated using the straight-line method.
        Major useful life:
              Buildings:                      5-50 years
              Machinery and equipment:        2-12 years

(2)     INTANGIBLE FIXED ASSETS:

Depreciated by using the straight-line method.
        With software for sale in the market, however, the Company records the larger of an amortization based on projected sales profits or a uniform amortization based on a projected effective sales period for the balance. The initially projected effective sales term is three years. With software for internal use, the Company uses the straight-line method based on a usable period of five years.

5.      BASIS FOR PROVISION OF RESERVES

(1)     ALLOWANCE FOR DOUBTFUL ACCOUNTS:

To prepare for losses incurred by accounts receivables and loans, potential loss is calculated by taking historical loss ratio in case of non-classified loans/receivables. Potential loss for classified loans/receivables is individually assessed.

(2)     RESERVE FOR BONUSES:

Reserve for bonuses is provided by estimating the amount of bonuses payable to employees for the fiscal year based on corporate rules for calculating bonus payment.

                                     - 24 -
$$/BREAK/$$END

(3)     WARRANTY RESERVE:

To cover product after-sales service expenses, the Company calculates the product warranty reserve based on projected service costs during warrantee terms.

(4)     RESERVE FOR RETIREMENT ALLOWANCES:

To prepare for projected retirement allowances, the Company records the estimated obligations at the end of the fiscal year based on projected year-end benefit obligations and plan assets. Actuarial gain or loss is amortized using the straight-line method over periods (15 years) which are less than the average remaining years of service of the employees, and the amortization will be stated in the year following the year in which the gain or loss is recognized. Underfunded pension obligations are amortized using the straight-line method over periods (15 years) which are less than the average remaining years of service of the employees.

(5)     RESERVE FOR DIRECTORS' RETIREMENT BONUSES:

The Company calculates the necessary amount of directors' retirement bonuses at the end of the fiscal year based on internal rules, in compliance with the provision in Article 43 of the Commercial Code Enforcement Regulations.

6.      CONSUMPTION TAXES

The consumption tax and the local consumption tax are excluded from profits and losses.

7.      LEASING

Finance leases where ownership does not transfer to the lessees are accounted for in the same manner as operating leases.

8.      HEDGE ACCOUNTING

(1)     HEDGE ACCOUNTING METHODS:

The Company uses the allocation methods for currency swaps that meet the requirements for the method.

(2)     HEDGE INSTRUMENTS AND TARGETS:

There is no hedging instrument or hedged item at the end of this fiscal year.

(3)     HEDGING POLICIES:

In accordance with its internal Market Risk Management Rules, the Company uses derivatives to manage the exposure of its assets and liabilities to market fluctuations, within the range of the hedged assets and liabilities.

(4)     HEDGE EFFECTIVENESS:

Effectiveness is assessed by rate analysis of the sum total of price fluctuation involving hedged transactions and the sum total of price fluctuation involving hedge methods. However, evaluation of hedge effectiveness is omitted for currency swaps conducted through assigning transactions.

                                     - 25 -
$$/BREAK/$$END

9.      CHANGE OF PRESENTATION FOR FINANCIAL STATEMENT

(Balance Sheets)
"Amendment of Securities and Exchange Law (97th law, enacted on June 9, 2004)", requires companies to treat investment in limited partnership for investment operation and other similar partnership as investment in securities. In accordance with the amendment, Ricoh changed its balance sheet disclosure of investments in partnership for investment operation, which meet the condition of securities under securities and exchange law, from "Other investments" to "Investment securities", both component of "Investments and Other Assets." The amount of such investment is 3,076 million yen in "Investment securities" and 2,002 million yen in "Other investments" as of March 31, 2005 and 2004, respectively.

10.     ADDITIONAL INFORMATION

(Presentation of pro forma standard taxation of corporate enterprise tax on income statements) On February 13, 2004, ASBJ pronounced statement of Practical Issues Task Force No. 12, "Practical treatment regarding presentation of pro forma standard taxation of corporate enterprise tax on income statements". In accordance with the statement, Ricoh treated levy per value-added and capital, amount of 1,010 million yen, as Selling, general and administrative expenses for the year ended March 31, 2005.

NOTES TO BALANCE SHEETS

1.      Short-term receivable due from subsidiaries
         and affiliates                                      Yen 237,781 million
        Long-term receivable due from subsidiaries
         and affiliates                                       Yen 70,511 million
2.      Short-term payable due to subsidiaries and
         affiliates                                           Yen 54,515 million
3.      Accumulated depreciation of tangible fixed
         assets                                              Yen 335,627 million
4.      Guarantee obligation                                     Yen 168 million
5.      Trade notes receivable discounted with banks              Yen 46 million
6. In addition to the fixed assets stated in Balance Sheets, the Company leases material fixed assets such as computers and electronic component manufacturing facilities.
7.      Net assets pursuant to Article 124-3 of the Commercial Code Enforcement
        Regulations                                            Yen 4,598 million
8.      The amounts less than one million yen are omitted.

NOTES TO STATEMENTS OF INCOME

1.       Sales to subsidiaries and affiliates                Yen 796,526 million
2.       Purchase from subsidiaries and affiliates           Yen 318,482 million
3.       Non-operating transactions with subsidiaries
          and affiliates                                      Yen 11,026 million
4.       Net income per share                                          Yen 56.64
5.       The amounts less than one million yen are omitted.

                                     - 26 -
$$/BREAK/$$END

PROPOSAL FOR APPROPRIATION OF UNAPPROPRIATED RETAINED EARNINGS

                                                                                    Yen
                                                                -------------------------------------------
                                                                        For the year ended March 31,
                                                                -------------------------------------------
                                                                       2005                     2004
                                                                -------------------     -------------------
Unappropriated retained earnings at year-end                         42,392,066,985          58,478,829,574

Reversal of reserve for deferral of capital gain on fixed
  assets                                                                 24,290,071              25,773,094

Reversal of reserve for special depreciation                            186,560,715             198,199,491

Reversal of reserve for warranty on computer program                     50,684,928              85,900,776

                            Total                                    42,653,602,699          58,788,702,935

              To be appropriated as follows:

Cash dividends                                                        7,347,958,440           7,388,948,910
(Yen 10.00 per share)

Directors' bonuses                                                      155,700,000             178,800,000

Reserve for special depreciation                                        657,002,782             500,529,515

Reserve for social contribution                                          88,000,000              89,800,000

General reserve                                                      25,000,000,000          41,000,000,000

Retained earnings brought forward to the next fiscal year             9,404,941,477           9,630,624,510
                                                                ===================     ===================

Note:   On December 1, 2004, the Company paid interim cash dividends of Yen
        10.00 per share, totaling Yen 7,387,855,900.

                                     - 27 -
$$/BREAK/$$END

[English Translation of the Auditors' Report Originally Issued in the Japanese
                                    Language]

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

                                                                  April 25, 2005
The Board of Directors
Ricoh Company, Ltd.
                                        KPMG AZSA & Co.
                                               Tetsuzo Hamajima (Seal),
                                               Designated and Engagement Partner
                                               Certified Public Accountant

                                               Mikihiro Himeno (Seal),
                                               Designated and Engagement Partner
                                               Certified Public Accountant

We have audited the statutory report, that is the balance sheet, the statement of income, the business report (limited to accounting matters), and the proposal for appropriation of unappropriated retained earnings, and its supporting schedules (limited to accounting matters) of Ricoh Company, Ltd. for the 105th business year from April 1, 2004 to March 31, 2005 in accordance with Article 2(1) of the "Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Kabushiki Kaisha." With respect to the aforementioned business report and supporting schedules, our audit was limited to those matters derived from the accounting books and records of the Company and its subsidiaries. The statutory report and supporting schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company's subsidiary.

As a result of the audit, our opinion is as follows:
(1) The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.
(2) The business report (limited to accounting matters) presents fairly the status of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.
(3) The proposal for appropriation of unappropriated retained earnings has been prepared in conformity with related laws and regulations and the Articles of Incorporation of the Company.
(4) With respect to the supporting schedules (limited to accounting matters), there are no items to be noted that are not in conformity with the provisions of the Commercial Code.
Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accounts Law of Japan.

Our firm has been providing recurring services described in Article 2(2) of the "Certified Public Accounts Law of Japan" to the Company, which are not considered prohibited services to an audit client.

                                     - 28 -
$$/BREAK/$$END

Transcript of the Corporate Auditor's Report (originally issued in Japanese)

                           CORPORATE AUDITOR'S REPORT

                                                                  April 26, 2005

The Board of Corporate Auditors received each corporate auditor's report on audit methods and results concerning the execution of duties of each director for the 105th business year from April 1, 2004 to March 31, 2005. Upon discussion, the board prepared this audit report as follows.

1. OUTLINE OF CORPORATE AUDITORS' AUDIT METHODS

Each of the corporate auditors, in accordance with the policy and work shares prescribed by the Board of Corporate Auditors, attended the meetings of the Board of Directors and other important meetings of the Company, received reports on business operations from the Directors, etc., inspected important written approvals, etc., examined the status of activities and assets (including laws, etc. governing corporate structure as well as the internal corporate management system for risk management, etc.) of the head office and principal places of business, and had the subsidiaries of the Company submit reports on their business operations whenever necessary. The board also received reports and briefings from the independent auditors, and examined the statutory reports and supporting schedules of the Company.

      With respect to any transactions by the Directors, transactions between the Directors and the Company involving conflict of interests, gratuitous provision of profits by the Company and any other transactions not customary in nature between the Company and its subsidiaries or shareholders, or related to acquisition and disposal of treasury stock, we, in addition to the above mentioned auditing, asked the Directors, etc. to submit reports, whenever necessary, and examined these transactions in detail.

2. AUDIT RESULTS

(1) We hereby state that the audit method and results of KPMG AZSA & Co., independent auditors, are appropriate.
(2) We hereby state that the business report fairly presents the Company's situation in accordance with the law and the Articles of Incorporation.
(3) There is no matter that should be specially indicated for the proposal for appropriation of retained earnings, considering the state of the Company's asset and other circumstances.
(4) Supporting schedules fairly present matters to be disclosed, and there is no item that should be indicated.
(5) There is no important fact that represents an unfair act, or violates the law or the Articles of Incorporation, with respect to the execution of directors' duties including those for the subsidiary. Also, we found no violations of duties by directors with respect to any transactions by the Directors, no transaction between the Directors and the Company involving conflict of interests, no gratuitous provision of profits by the Company nor any other transactions not customary in nature between the Company and its subsidiaries or shareholders, or related to acquisition and disposal of treasury stock.

                         The Board of Corporate Auditors, Ricoh Company, Limited
                                                   Full-time corporate auditors:
            Hisaaki Koga (Seal), Hideyuki Takamatsu (Seal), Koji Tomizawa (Seal)
                                                             Corporate auditors:
                                    Kenji Matsuishi (Seal), Takehiko Wada (Seal)

Note: Corporate auditors Kenji Matsuishi and Takehiko Wada are external auditors in accordance with Article 18 Item 1 of the Law for Special Exceptions to the Commercial Code Concerning Audits, etc., of Kabushiki Kaisha.

                                     - 29 -
$$/BREAK/$$END

CONSOLIDATED STATEMENTS OF CASH FLOW (Unaudited)

                                                                                Millions of yen
                                                                      ----------------------------------
                                                                            For the year ended March 31,
                                                                      ----------------------------------
                                                                           2005                 2004
                                                                      -------------        -------------
1.  Cash flows from operating activities
    Net income                                                               83,143               91,766
    Adjustments to reconcile net income to net cash provided by operating activities
       Depreciation and amortization                                         78,201               76,968
           Increase in trade receivables                                    (26,429)             (11,367)
           Increase in inventories                                          (12,885)              (4,317)
           Increase in trade payables                                        27,276               21,316
        Other, net                                                          (16,526)             (19,455)
               Net cash provided by operating activities                    132,780              154,911

2.  Cash flows from investing activities
    Expenditures for property, plant and equipment, net                     (83,355)             (75,242)
    Proceeds from sales of available-for-sale securities, net                38,689                9,946
    Other, net                                                              (51,532)               1,913
               Net cash used in investing activities                        (96,198)             (63,383)
3.  Cash flows from financing activities
    Decrease in borrowings, indebtedness and debt securities, net           (30,459)             (51,798)
    Dividend payments                                                       (14,793)             (11,136)
    Payment for purchase of treasury stock                                  (10,624)             (11,411)
    Other, net                                                                 (563)                (490)
               Net cash used in financing activities                        (56,439)             (74,835)
4.  Effect of exchange rate changes on cash and cash equivalents              1,200               (2,897)
5.  Net increase in cash and cash equivalents                               (18,657)              13,796
6.  Cash and cash equivalents at beginning of year                          203,039              189,243
7.  Adjustment for change of fiscal period on consolidated
      subsidiaries                                                            2,475                    -
8.  Cash and cash equivalents at ends of year                               186,857              203,039

                                     - 30 -
$$/BREAK/$$END

                 REFERENCE MATERIAL FOR EXERCISING VOTING RIGHTS

1. NUMBER OF VOTING RIGHTS OF ALL SHAREHOLDERS:  728,016

2. AGENDA AND INFORMATION:

AGENDA 1: APPROVAL OF THE PROPOSED APPROPRIATION OF RETAINED EARNINGS FOR THE
          FISCAL YEAR
(April 1, 2004 to March 31, 2005)
The proposal for appropriation of retained earnings is described in the attached 105th Business Report (see page 27).

        Year-end cash dividends to shareholders for the current term will be paid at the rate of Yen 10.00 per share, in consideration of our business results for the current term, the strengthening of our corporate structure and the expansion of business in the future. Including interim cash dividends for the current term, shareholders will earn a total of Yen 20.00 per share in cash dividends.

AGENDA 2: PARTIAL AMENDMENT TO THE ARTICLES OF INCORPORATION

(1) REASONS FOR CHANGE:

(i) The Company pursues a flexible capital policy to prepare for the expansion of business in the future and protect corporate value. Accordingly, it is proposed to change Article 5 of the current Articles of Incorporation concerning the total number of shares authorized to be issued.
(ii) The Company will further promote restructuring and enhance the Board of Directors' function to oversee corporate management. To this end, it will make the board's operations more efficient and executive, while providing the board with a better environment that enables member directors to speedily make decisions and devote themselves to supervision of management. Hence, it is proposed to change the number of directors prescribed in Article 17 of the current Articles of Incorporation.
(iii) In order to separate the management "oversight" and "execution" functions, and strengthen the management oversight function of the Board of Directors, the Company will abolish the title of director for the chairman, president, senior managing director and managing director. Therefore, it is proposed to delete Article 21, Paragraph 1 of the current Articles of Incorporation.
(iv) The Company would like a representative director to be appointed by the Board of Directors to convene general shareholders meetings and act as chairman of the meetings. Accordingly, Articles 12 and 14 of the current Articles of Incorporation are changed.
(v) The Company would like a director to be appointed by the Board of Directors to convene board of directors meetings and act as chairman of the meetings. Accordingly, it is proposed to change Article 22 of the current Articles of Incorporation.

             It is also proposed to change the contents of articles and article numbers, in accordance with amendments described above.

                                     - 31 -
$$/BREAK/$$END

(2) DETAILS OF PROPOSED AMENDMENT:

The details of proposed amendment are as follows:

                                                                    (Underlined portions indicate the changes.)
=======================================================     ====================================================
          Current Articles of Incorporation                         Proposed provisions after amendment
-------------------------------------------------------     ----------------------------------------------------
                  Chapter II. Shares                                        Chapter II. Shares
(Total Number of Shares to be Issued and Types of           (Total Number of Shares to be Issued and Types of
Share Certificates)                                         Share Certificates
Article 5                                                   Article 5)
1.   The total number of shares to be issued by             1.   The total number of shares to be issued
--
     the Company is nine hundred and ninety-three                by the Company is one billion and five
                    -----------------------------                                  ---------------------------
     million (993,000,000) shares. If any shares are             hundred million (1,500,000,000) shares. If
     --------------------                                        ------------------------------
     cancelled, the number of shares so cancelled                any shares are cancelled, the number of
     shall be deducted from the total number of                  shares so cancelled shall be deducted from
     shares to be issued.                                        the total number of shares to be issued.
2.   The types of share certificates to be issued           2.   (Unchanged)
--
     by the Company shall be subject to the Share
     Handling Regulations established by the Board of
     Directors.

     Chapter III. General Meeting of Shareholders                Chapter III. General Meeting of Shareholders
(Calling of Meeting)                                        (Calling of Meeting)
Article 12                                                  Article 12
1.   The ordinary general meeting of shareholders           1.   (Unchanged)
     shall be called in June each year and an
     extraordinary general meeting of shareholders shall
     be called as the necessity arises.
2.   A general meeting of shareholders shall be             2.   A general meeting of shareholders shall
     called by the President in  accordance with the             be called by a Representative Director
               -------------                                                  -------------------------
     resolution of the Board of Directors.                       previously appointed by the resolution of the
                                                                 ---------------------------------------------
3.   In the event that the President is unable to                Board of Directors.
                       -------------                             -------------------
     act, one of the other directors shall call such        3.   In the event that the Representative
                                                                                   ------------------
     meeting in the order determined in advance by               Director as appointed above is unable to act,
                                                                 ---------------------------
     resolution of the Board of Directors.                       one of the other directors shall call such
                                                                 meeting in the order  determined in advance by
                                                                 resolution of the Board of Directors.
(Chairman)                                                  (Chairman)
Article 14                                                  Article 14
The President shall preside over a general meeting of       A Representative Director previously appointed by
-------------                                               -------------------------------------------------
shareholders. In the event that the President is            resolution of the Board of Directors shall preside
                                -------------               ------------------------------------
unable to act, one of the other directors shall act         over a general meeting of shareholders. In the
in his place in the order determined in advance by          event that the Representative Director is unable
                                                                           -----------------------
resolution of the Board of Directors.                       to act, one of the other directors shall act in
                                                            his place in the order  determined  in  advance  by
                                                            resolution of the Board of Directors.
=======================================================     ====================================================

                                     - 32 -
$$/BREAK/$$END

=======================================================     ====================================================
          Current Articles of Incorporation                         Proposed provisions after amendment
-------------------------------------------------------     ----------------------------------------------------

     Chapter IV. Directors and Board of Directors                Chapter IV. Directors and Board of Directors
(Number)                                                    (Number)
Article 17                                                  Article 17
The Company shall have not more than thirty (30)            The Company shall have not more than fifteen (15)
                                     -----------                                                 ------------
directors.                                                  directors.
(Directors with Specific Titles; Representative             (Representative Directors)
 -------------------------------
Directors)
Article 21                                                  Article 21
1.   One (1) Chairman, one (1) President, and one (1)       (Deleted)
--   ------------------------------------------------
     or more Executive Vice Presidents, Executive
     --------------------------------------------
     Managing Directors and Managing Directors may be
     ------------------------------------------------
     appointed from among the directors by resolution
     ------------------------------------------------
     of the Board of Directors.
     --------------------------
2.   One (1) or more representative directors               One (1) or more representative directors shall be
--                                                          appointed by resolution of the Board of Directors.
     shall be appointed by resolution of the Board of
     Directors.

(Calling of Meetings of Board of Directors;  Chairman;      (Calling of Meetings of Board of Directors;
Resolutions)                                                Chairman; Resolutions)
Article 22                                                  Article 22
1.   The Board of Directors shall decide important          1.   (Unchanged)
     matters concerning the execution of business
     and affairs of the Company as well as such matters
     as are provided for in laws and ordinances.
2.   A meeting of the Board of Directors shall be           2.   A meeting of the Board of Directors shall
     called and presided over by the Chairman. In                be called and presided over by a Director
                                 ------------  --                                               ----------
     case the office of the Chairman is vacant or in             previously appointed by the Board of
     -----------------------------------------------             ------------------------------------
     case the Chairman is unable to act, one of the              Directors. In case the Director is unable to
     -----------------                                           ---------  ---------------------
     other directors shall act in his place in the               act, one of the other directors shall act in
     order determined in advance by resolution of the            his place in the order determined in advance
     Board of Directors.                                         by resolution of the Board of Directors.
3.   Notice of a meeting of the Board of Directors          3.   (Unchanged)
     shall be dispatched to each director and each
     statutory auditor three (3) days before the date
     of the meeting; provided, however, that such
     meeting may be held without going through the
     procedure for calling if so agreed by all the
     directors and the statutory auditors.
4.   Resolutions at a meeting of the Board of               4.   (Unchanged)
     Directors shall be adopted by a majority of the
     directors present who shall constitute a majority
     of the total number of directors.
=======================================================     ====================================================

                                     - 33 -
$$/BREAK/$$END

AGENDA 3:  ELECTION OF ONE (1) DIRECTOR

In order to enhance the management oversight function of the Board of Directors and increase the transparency of management processes, it is proposed to elect one outside director.

      The candidate for director is as follows:

===============================================================================================================
        Name                                                                                 Number of the
  (Date of birth)                        Brief personal profile                          Company's shares held
---------------------------------------------------------------------------------------------------------------
                      Mar. 1968   Completed Graduate School of Economics,
                                  University of Tokyo
                      Jul. 1968   Assistant, Faculty of Economics, University of Tokyo
                      Jan. 1972   Assistant Professor, Department of Commercial
                                  Science, Yokohama City University
                      Apr. 1974   Assistant Professor, Faculty of Economics,
Takaaki Wakasugi                  Tohoku University
(March 11, 1943)      Jun. 1985   Professor, Faculty of Economics, University of                           0
                                  Tokyo
                      Sep. 1990   University of Michigan Business School
                                  Director, Mitsui Life Financial Research Center
                                  (to date)
                      Apr. 2003   Director and General Manager, Japan Corporate
                                  Governance Research Institute, Inc. (to date)
                      Apr. 2004   Professor, Faculty of Economics, Tokyo Keizei
                                  University (to date)
                      Jun. 2004   Honorary Professor, University of Tokyo
===============================================================================================================

Notes:

1.      There is no conflict of interests between the candidate and the Company.
2. Mr. Takaaki Wakasugi meets the requirements regarding the outside directors prescribed in Article 188, Paragraph 2-7-2 of the Commercial Code.

AGENDA 4: GRANTING OF RETIREMENT ALLOWANCES TO RETIRING DIRECTORS AND A
          CORPORATE AUDITOR

The Company proposes to pay retirement allowances in appropriate amounts with the set limits, according to the standards prescribed by the Company and the past practice, to Messrs. Makoto Hashimoto, Kiyoshi Sakai, Kazuo Togashi and Yuji Inoue, who will retire as directors at the end of this meeting, and Mr. Hideyuki Takamatsu, who will retire as a corporate auditor at the end of this meeting, in order to reward their services. The Company requests that the details such as the amount, timing and manner of payment shall be left to the decisions of the Board of Directors regarding Directors and to the consultation of Corporate Auditors regarding Corporate Auditor.

        Brief personal profile of the retiring directors and the corporate auditor are as follows:

===============================================================================
       Name                            Brief personal profile
-------------------------------------------------------------------------------
Makoto Hashimoto      Jun. 1994  Director of the Company
                      Jun. 1998  Managing Director of the Company (to date)
-------------------------------------------------------------------------------
Kiyoshi Sakai         Jun. 2002  Managing Director (to date)
-------------------------------------------------------------------------------
Kazuo Togashi         Jun. 2003  Managing Director of the Company (to date)
-------------------------------------------------------------------------------
Yuji Inoue            Jun. 2004  Managing Director of the Company (to date)
-------------------------------------------------------------------------------
Hideyuki Takamatsu    Jun. 2000  Corporate Full-time Auditor of the Company (to
                                 date)
===============================================================================

                                     - 34 -